CC Neuberger Principal Holdings I

200 Park Avenue, 58th Floor

New York, NY 10166

December 14, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Melissa Walsh and Edwin Kim

Re:	CC Neuberger Principal Holdings I

Registration Statement on Form S-4
Filed November 9, 2020
File No. 333-249953

Dear Sir or Madam:

This letter sets forth responses of CC Neuberger Principal Holdings I (“CCNB1”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated December 4, 2020, with respect to the above referenced Registration Statement on Form S-4 (File No. 333-249953) (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth CCNB1’s response to each of the numbered comments immediately below each numbered comment.

In addition, CCNB1 has revised the Registration Statement in response to the Staff’s comments and CCNB1 is concurrently filing Amendment No. 1 to the Registration Statement with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of CCNB1’s responses correspond to page numbers in the Registration Statement, as so amended (the “Amended Registration Statement”).

Registration Statement on Form S-4 filed November 9, 2020

Summary of the Proxy Statement/Prospectus Overview, page 15

1.	Staff’s Comment: Please revise throughout your filing to include a presentation, with equal or greater prominence, of the most directly comparable GAAP financial measures when presenting non-GAAP financial measures, including those presented within tabular disclosures, as forward-looking non-GAAP measures, and as ratios of non-GAAP measures. In addition, please reconcile your forward-looking non-GAAP measures to the most directly comparable GAAP measure, to the extent available without unreasonable efforts, or, if not available, disclose that fact and the probable significance of the missing information. Refer to Items 10(e)(1)(i)(A) and (B) of Regulation S-K and Question 102.10 of Compliance and Disclosure Interpretation for Non-GAAP Financial Measures.

Response: CCNB1 acknowledges the Staff’s comment and has revised the disclosure on pages 16 and 277 of the Amended Registration Statement and throughout the Amended Registration Statement to present, with equal or greater prominence, the most directly comparable financial measures when presenting non-GAAP financial measures and a reconciliation to the most directly comparable GAAP measure. We respectfully inform the Staff that, due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from forward-looking non-GAAP financial measures such as Adjusted Gross Profit Margin, Pro Forma Adjusted EBITDA, and Pro Forma Adjusted EBITDA Margin (recognizing the probability of significance of this information), CCNB1 is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. However, in response to the Staff’s comment, CCNB1 has revised the disclosure on page 15 of the Amended Registration Statement and throughout the Amended Registration Statement to disclose that fact and the probable significance of such information.

2.	Staff’s Comment: Please disclose the material facts and underlying assumptions that support the estimate that your total addressable market is over $45 billion. Define “whitespace” with regard to your total addressable market, and explain how you calculated the “85% whitespace” that you discuss.

Response: CCNB1 acknowledges the Staff’s comment and has provided additional definitions and explanations on pages 9 and 10 of the Amended Registration Statement.

3.	Staff’s Comment: You provide projections or estimates of your fiscal year 2022 revenue, adjusted gross margin, pro forma adjusted EBITDA margin, and subscription revenue. To balance this disclosure, please provide similar information and/or tables for these amounts for your most recent fiscal year end 2020 and interim period. Further, include actual net losses, non-adjusted gross margin, and pro forma EBITDA margin for these periods if material.

Response: CCNB1 acknowledges the Staff’s comment and has provided additional information and tables on pages 16 and 278 of the Amended Registration Statement.

4.	Staff’s Comment: In your prospectus summary, you include metrics such as gross retention and average customer tenure as well as various management estimates of operating statistics in your graphic on pages 17 and 23. Please clarify the time period used to measure each of these statistics. Clarify whether any of these measures are key performance indicators that management uses to evaluate their business and, if so, include a discussion for each period provided in the management’s discussion and analysis section.

Response: CCNB1 acknowledges the Staff’s comment and has revised the disclosure and graphics on pages 17, 24, 279-280 and 286 of the Amended Registration Statement. CCNB1 respectfully advises the Staff that metrics such as gross retention, average customer tenure, shipments, orders and invoices are not key performance indicators that CCNB1 management uses to evaluate its business or drive business decisions. CCNB1 included these measures as one-time disclosure to assist investors in understanding the importance of CCNB1’s platform to its customers' workflow and decision-making processes. By contrast, CCNB1 management uses other metrics like total revenue, subscription revenue and subscription revenue growth for budgeting and strategic planning.

Parties to the Business Combination, page 23

5.	Staff’s Comment: Please provide more information about your Sponsor, including its owners: CC Capital Partners, LLC and Neuberger Berman Opportunistic Capital Solutions Master Fund LP (“NBOKS”). We note that NBOKS has agreed to provide up to $300 million in a backstop agreement, but on a discretionary basis competing with other SPACs that it may be affiliated with. Please describe these relationships with other SPACs that may compete with CC Neuberger Principal Holdings I (“CCNB1”) for backstop funds, to the extent material.

Response: CCNB1 acknowledges the Staff’s comment and has revised the disclosure on page 25 of the Amended Registration Statement.

6.	Staff’s Comment: To the extent that any of the PIPE Investors, beyond those already disclosed as related parties, will provide a material investment amount such that they will become a significant shareholder, please identify them.

Response: CCNB1 acknowledges the Staff’s comment and has included in the section entitled “Beneficial Ownership of Securities” the identities of the PIPE Investors that will be significant shareholders of the combined company.

Cash Sources and Uses of Funds for the Business, page 42

7.	Staff’s Comment: You indicate that you will enter into a new term loan debt agreement for $525 million at the close of the Business Combination, which will, in part, repay the existing term loans of E2open due 2024. Please provide a more detailed description of this loan commitment, including the identity of the lenders. We note you briefly mention an additional $75 million revolver and state that the term loan will be “covenant-lite” on page F-75. Clarify whether the existing E2open term loan due 2024 and related revolving credit facility will be terminated upon repayment.

Response: CCNB1 acknowledges the Staff’s comments and has revised disclosure on pages 55, 222 and F-60 of the Amended Registration Statement to provide a more detailed description of the loan commitment, including the identity of the lenders, and to clarify that the term loan due 2024 and related revolving credit facility will be terminated upon repayment, which is expected to occur upon the consummation of the Business Combination.

8.	Staff’s Comment: You indicate that the Trust Account balance will be $414 million when assuming maximum redemptions. Your definition for Maximum Redemptions assumes the redemption of all 41,400,000 shares of the Class A common stock, which would completely deplete the trust. Please clarify how you calculated $414 million in the trust if there are maximum redemptions given that the backstop funding is only $300 million. Further, clarify whether the Business Combination would still proceed if there are maximum redemptions and you are unable to access backstop funds. We note that the minimum cash amount is $1.02 billion for the Business Combination to proceed.

Response: CCNB1 acknowledges the Staff’s comment and has revised the disclosure throughout, including on pages 37, 43, 57 and 224, to reflect that, without waiver of the Minimum Cash Conditions from the parties, the Maximum Redemptions if no Backstop is available would be 11,400,000 shares (rather than 41,400,000).

Comparative per Share Information, page 56

9.	Staff’s Comment: Please clarify how you compute the amounts presented for Book Value per Share based on the total stockholders’ equity presented in the historical and pro forma combined financial information and the shares outstanding.

Response: CCNB1 respectfully informs the Staff that, in calculating Book Value per Share, CCNB1 divides the stockholders’ equity (excluding non-controlling interest) by the weighted average Class A share outstanding for both basic and diluted, as set forth in the following detailed calculation:

				Pro Forma Combined
		CCNB1	E2open	No Redemption	Maximum Redemptions with Available Backstop	Maximum Redemption with No Backstop
A	Shareholders' equity (in millions) (1)	398.5	N/A	1,992.6	1,941.1	1,941.1
B	Weighted averge Class A shares outstanding, basic and diluted	41,400,000	N/A	169,150,000	164,003,964	164,003,964
C = A / B	Book Value per Share as of the last day of September 30, 2020	9.63	N/A	11.78	11.84	11.84

(1) The shareholders' equity is from the Unaudited Pro Forma Condensed Combined Balance Sheet September 30, 2020 for the Company, and September 30, 2020 10Q for CCNB1.

Questions and Answers

What consideration will be received in connection with the Business Combination?, page 63

10.	Staff’s Comment: Please provide a clear description of each new equity security that will be issued as a result of the Business Combination, including Class A, Class B, Series B-1, Series B-2, and Class V common stock; and Restricted Common Stock Units of E2open Holdings LLC that are convertible to Class A common stock. Include a description of the voting rights and material terms such as conversion rights upon hitting certain stock price targets. Consider using a tabular format for clarity. Also, please provide a table similar to the Class A common stock on page 34 for the other classes or series of common stock.

Response: CCNB1 acknowledges the Staff’s comment and has revised the disclosure on pages 36, 37, and 67.

11.	Staff’s Comment: Please add a Q&A that describes the board nomination or appointment rights for each type or class of stockholder.

Response: CCNB1 acknowledges the Staff’s comment and has added a Q&A on page 71 of the Amended Registration Statement.

Risk Factors: The Certificate of Incorporation will designate the Court of Chancery of the State of Delaware..., page 109

12.	Staff’s Comment: Please expand your risk factor to address that Section 22 of the Securities Act provides concurrent jurisdiction for Securities Act claims to both state and federal courts. Since your exclusive forum provision provides for federal courts to have exclusive jurisdiction over Securities Act claims, please briefly discuss the uncertainty as to whether this provision is enforceable and the investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: CCNB1 acknowledges the Staff’s comments and has revised the risk factor on pages 114 and 115 of the Amended Registration Statement.

Shareholder Proposal 2: The Business Combination Proposal
Background of the Business Combination, page 168

13.	Staff’s Comment: Please briefly provide a description of the negotiations relating to the Organizational Documents Proposal’s corporate governance changes, and clarify which party initially proposed these changes.

Response: CCNB1 acknowledges the Staff’s comments and has revised the disclosure on pages 175 and 176 of the Amended Registration Statement.

CCNB1 Board’s Reasons for the Approval of the Business Combination, page 172

14.	Staff’s Comment: You provide a brief description of the valuation analyses performed by your management to value E2open, including transaction multiples and comparison of selected comparable companies revenue and pro forma adjusted EBITDA multiples. Please provide more detail regarding these analyses, including the transaction value used to calculate the multiples, whether the selected comparable companies values also used estimated fiscal 2022 amounts, and whether the adjustments made to EBITDA were comparable. Provide quantitative context regarding your disclosure that the valuation “represented significant discounts” and “compared favorably.” Further, clarify whether your description on page 173 encompasses all material valuation methods performed by CCNB1 management and relied upon by the board for its approval, or if it just provides a representative sample.

Response: CCNB1 acknowledges the Staff’s comment and has revised the disclosure on pages 177 and 178 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Introduction, page 214

15.	Staff’s Comment: You indicate that, in all redemption scenarios, CCNB1 has been determined to be the accounting acquirer based on evaluation of certain factors. Please provide us with your qualitative and quantitative assessment of the accounting acquirer under the Maximum Redemption scenario. In this regard, it appears that under this scenario existing shareholders will continue to hold a majority of the voting rights. Refer to ASC 805-10-55-11 through 55-15.

Response: CCNB1 respectfully advises the Staff that, for purposes of determining the accounting acquirer, it reviewed the guidance set forth in ASC 805-10-25-5, which states that in a business combination in which a variable interest entity (“VIE”) is acquired, the primary beneficiary of that entity is always the acquirer. Therefore, CCNB1 first considered the guidance in the VIE subsections of ASC 810-10.

Considering the guidance in ASC 810-10-15-14(b), E2open Holdings is a VIE, as it is similar to a limited partnership. CCNB1 will be the sole managing member of E2open Holdings and the non-managing member shareholders of E2open Holdings will not have substantive participating or kick-out rights. Through the guidance in ASC 810-10-25-38A, CCNB1 was determined to be the primary beneficiary, since (1) it will have the power to direct the activities of E2open Holdings that most significantly impact E2open’s economic performance through its role as managing member, and (2) CCNB1’s variable interests in E2open Holdings will include 83% ownership of E2open Holdings, which results in the right (and obligation) to receive benefits (and absorb losses) of E2open that could potentially be significant to CCNB1. Therefore, CCNB1 concluded it is the primary beneficiary of and will have the controlling financial interest in E2open and is thus the accounting acquirer.

CCNB1 respectfully advises the Staff that, in the Maximum Redemptions scenario, while the existing shareholders would hold the majority of the voting rights, the existing shareholders include unrelated parties with no arrangement to vote in concert. There is no one shareholder or group of related shareholders that would hold power over CCNB1 or control a majority of representation on the board of CCNB1 in any scenario.

Note 4. Adjustments to Pro Forma Condensed Combined Balance Sheet, page 225

16.	Staff’s Comment: For purposes of your estimated preliminary purchase price allocation in adjustment (C), it appears that your preliminary calculation of total consideration is based on the financing of the transaction. Please revise your purchase price allocation to base the purchase price on the acquisition-date fair value of consideration to be transferred. Refer to ASC 805-30-30-1 and 30-7.

Response: CCNB1 acknowledges the Staff’s comment and has revised the disclosure on page 233 of the Amended Registration Statement in footnote 4C to the Unaudited Pro Forma Condensed Combined Financial Statements to show the total consideration transferred.

17.	Staff’s Comment: Notwithstanding that you have not completed the detailed valuations necessary to estimate the fair value of the assets acquired, please explain why the valuation techniques used to estimate the customer relationships and content library intangible assets were deemed to be the most appropriate representations of fair value. Refer to ASC 820-10-35-24 and 35-24A.

Response: CCNB1 respectfully advises the Staff that the customer relationships (CR) intangible asset represents the existing customer relationships of E2open, and CCNB1 has estimated the customer relationships value based on a percentage of purchase price. CCNB1 estimated the percentage of purchase price based on benchmarking intangible assets as a percentage of purchase price from (a) E2open’s transactions (i.e., the INTTRA, Inc., Averetek, LLC, and Amber Road acquisitions), (b) allocations used by comparable companies in such companies’ filings with the SEC, (c) a proprietary transaction database maintained by CCNB1’s financial advisors, and (d) published research by Houlihan Lokey on purchase price allocation. Based on the foregoing resources, CCNB1 estimated that the customer relationship asset ranged from 15% to 27.2% of purchase price and selected the mid-point of this range on a rounded basis. CCNB1 believes that its valuation technique provides a reasonable approximation of fair value. CCNB1 is currently in the process of completing more detailed valuations for which it will apply a re-creation cost and/or with-and-without methodology.

CCNB1 respectfully advises the Staff that the content library assets were acquired as part of the Amber Road acquisition that closed on July 2, 2019, and adjusted to fair value using the replacement cost method. Given the short period of time since the Amber Road acquisition, CCNB1 has preliminarily assumed the $57.0 million book value is a reasonable estimate of the fair value of content library at September 30, 2020.

Note 5. Adjustments to Pro Forma Condensed Combined Statements of Operations, page 229

18.	Staff’s Comment: Please provide us with the computation of the amount of your (AA) adjustments that reflect the reduction in revenue related to the estimated fair value of the acquired deferred revenue. Refer to Rule 11-02(a)(6)(i) of Regulation S-X.

Response: CCNB1 respectfully informs the Staff that, in calculating the pro forma revenue adjustment, CCNB1 applied the estimated purchase accounting deferred revenue fair value reduction to reported subscription and professional services revenues for each of the periods presented. This assumes adjustments are made as of the beginning of the periods presented. Given the majority of deferred revenue is short term, CCNB1 applied the fair value reduction over the first year, as detailed in the table below:

	Estimated purchase accounting fair	Nine Months Ended September 30, 2020			Twelve Months Ended December 31, 2019
	value reduction (1)	Reported	Adjustment	As Adjusted	Reported	Adjustment	As Adjusted
	A	B	C = A x B	D = B + C	B	C = A x B	D = B + C
Subscription Revenue	38.8%	206.1	(80.0)	126.1	265.6	(103.1)	162.5
Professional services and other	8.4%	43.0	(3.6)	39.4	67.7	(5.7)	62.0
Revenue		249.1	(83.6)	165.5	333.3	(108.8)	224.5

(1) The estimated purchase accounting deferred revenue fair value reduction is based on the preliminary fair value assessment, which adjusts for costs to fulfill the liabilities assumed, plus normal profit margin.

Beneficial Ownership of Securities, page 261

19.	Staff’s Comment: Please provide the pre-Business Combination beneficial ownership of E2open Holdings, LLC.

Response: CCNB1 acknowledges the Staff’s comment and has added information on the pre-Business Combination beneficial ownership of E2open Holdings, LLC on page 291 of the Amended Registration Statement.

Information About E2open Holdings, LLC

Recent Acquisitions, page 278

20.	Staff’s Comment: You indicate that Amber Road provided an expansive digital repository of global trade rules and regulations and is now an “integrated part” of your software platform. Please clarify the extent to which the Amber Road business has been fully integrated into your supply-chain management platform and business, including sales and R&D staff or if they still operate apart from your legacy operations.

Response: CCNB1 acknowledges the Staff’s comment and has added additional information on the extent of the integration of the Amber Road business on page 288 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of E2open

Results of Operations, page 288

21.	Staff’s Comment: We note that you refer to multiple contributing and offsetting factors that affect the changes in results of operations. Please revise to provide an indication of the magnitude of each of the factors or events you identify. Ensure that you quantify how much of the changes is due to the impact of acquisitions. Your discussion should also specifically quantify the extent to which material changes in revenue are attributable to changes in price or changes in volume. In this regard, we note from your Risk Factor disclosure on page 77 that you have been required to reduce the average selling price of your products in response to large customers’ substantial negotiating leverage. Refer to Item 303(A)(3) and Instruction 4 to Item 303(A) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response: CCNB1 acknowledges the Staff’s comments and has revised the disclosure on pages 300 and 301 to clarify the magnitude of contributing factors to changes in E2open’s results of operations, including the impact of acquisitions.

With respect to changes in price or changes in volume, CCNB1 respectfully advises the Staff that changes in price and changes in volume have not been material drivers of changes in E2open’s revenue given the immateriality of transaction-based fees to E2open’s results of operations. CCNB1 has clarified the risk factor on page 82 and added additional disclosure on page 304.

Tax Receivable Agreement, page 296

22.	Staff’s Comment: You indicate that the payments payable to the Flow-Through Entities and/or Blockers will be substantial but is uncertain due to a variety of factors and may substantially exceed the current tax receivable liability. Please clarify whether you are able to provide a range of the possible size of the tax receivable payments owed to your investors or clarify what factors would cause the payments to substantially exceed the tax receivable liability as of August 31, 2020.

Response: CCNB1 acknowledges the Staff’s comment and has revised the disclosure on page 309 of the Amended Registration Statement.

Critical Accounting Policies and Estimates

Unit-Based Compensation, page 299

23.	Staff’s Comment: Please revise to address the material estimates and assumptions used in determining the inputs to the valuation of unit-based compensation awards. Also disclose the methods used to determine the fair value of the units underlying the awards, the nature of the material assumptions involved, and the extent to which the estimates are considered highly complex and subjective. In addition, please indicate that estimating the fair value of underlying units will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Response: CCNB1 acknowledges the Staff’s comments and has provided additional disclosure on page 312 of the Amended Registration Statement.

Unaudited Interim Consolidated Financial Statements of E2open Holdings, LLC

Notes to Unaudited Interim Consolidated Financial Statements

Note 3. Revenue, page F-31

24.	Staff’s Comment: Please disclose the amount of revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period per ASC 606-10-50-8(b). Also, provide an explanation of when you expect to recognize revenue from remaining performance obligations per ASC 606-10-50-13. Refer to ASC 270-10-50-1A.

Response: CCNB1 acknowledges the Staff’s comments and has provided additional disclosure on page F-52.

Audited Consolidated Financial Statements of E2open Holdings, LLC

Notes to Consolidated Financial Statements

Note 3. Revenue, page F-55

25.	Staff’s Comment: Please consider separately disclosing the amount of revenue recognized from contracts with fixed annual subscription fees and with volume-based transaction fees. Refer to ASC 606-10-55-91(d).

Response: CCNB1 respectfully advises the Staff that the amount of revenue recognized from contracts with volume-based transaction fees is immaterial relative to E2open’s total revenue. This variable revenue was 3.7% of total revenue for the fiscal year ended February 29, 2020, and 2.9% of total revenue for the six months ended August 31, 2020, and as such not material to E2open’s financial statements.  Further, E2open expects this amount to continue to decline as the underlying contracts are converted to fixed arrangements upon contract renewal. Given the immateriality of revenue recognized from contracts with volume-based transaction fees, CCNB1 does not believe that segregating such revenue is a useful metric to investors, and that disaggregating subscription versus professional services revenues is the most helpful presentation for investors to understand E2open’s financial performance.

26.	Staff’s Comment: Please explain whether the amount of remaining performance obligations disclosed includes transaction-based fee contracts. Refer to ASC 606-10-50-14 and ASC 606-10-55-18.

Response: CCNB1 respectfully informs the Staff that an immaterial amount of transaction-based fee contracts are included in the amount of remaining performance obligations disclosed. As noted in response to the Staff’s Comment No. 25, such transaction-based fees are immaterial. As a result, CCNB1 does not believe that separately presenting transaction-based fee contracts is a useful metric to investors.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

By:	/s/ Chinh E. Chu
Name: Chinh E. Chu
Title: Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler
Peter S. Seligson
Kirkland & Ellis LLP

Morgan D. Elwyn
Robert A. Rizzo
Claire E. James
Willkie Farr & Gallagher LLP